EXHIBIT 21

SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Incorporation or Organization	Percentage of Ownership
China Public Security Holdings Limited (“CPSH”)	British Virgin Islands	100%
Information Security Technology (China) Co., Ltd. (“IST”)	PRC	100% by CPSH
Public Security Technology (China) Company Limited	Hong Kong	100% by CPSH
Information Security Software Investment Limited (“ISSI”)	Hong Kong	100% by CPSH
Information Security Software (China) Co., Ltd. (“ISS”)	PRC	100% by ISSI
Information Security International Investment and Development Limited. (“ISIID”)	Hong Kong	100% by CPSH
Shenzhen Bocom Multimedia Display Technology Co. Ltd.	PRC	100% by ISIID
iASPEC Software Company Limited (“iASPEC”)	PRC	VIE Entity
Wuda Geoinformatics Co., Ltd.	PRC	57% by iASPEC
Kwong Tai International Technology Ltd. (“Kwong Tai”)	Hong Kong	100% by CPSH
Shenzhen Zhongtian Technology Development Company Ltd.	PRC	100% by Kwong Tai
Topwell Treasure Ltd.	Hong Kong	100%
Huipu Electronics (Shenzhen) Co., Ltd.	PRC	100%